FILED PURSUANT TO RULE 424(b)(1)
SEC FILE NUMBER 333-135792

PROSPECTUS SUPPLEMENT NO. 2
To the Prospectus dated July 26, 2006

AVALON ENERGY CORPORATION
13,200,000 SHARES
COMMON STOCK

This Prospectus Supplement supplements the Prospectus dated July 26, 2006 of Avalon Energy Corporation relating to the resale by selling shareholders of up to 13,200,000 shares of our common stock, including:

  9,200,000 common shares held by 41 selling shareholders; and

  4,000,000 common shares issuable upon exercise of warrants held by 28 selling shareholders.

This Prospectus Supplement is incorporated by reference into and should be read in conjunction with the Prospectus dated July 26, 2006. This Prospectus Supplement is qualified by reference to the Prospectus dated July 26, 2006, except that the information provided by this Prospectus Supplement supersedes the information contained in the Prospectus dated July 26, 2006 and the Prospectus Supplement dated September 21, 2006.

An investment in our common stock involves a high degree of risk. See section entitled "Risk Factors" starting on page 7 of the Prospectus dated July 26, 2006.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement. Any representation to the contrary is a criminal offense.

The Date of this Prospectus Supplement is December 4, 2006.

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The section of the Prospectus entitled “Plan of Distribution” on pages 18 to 20 of the Prospectus dated July 26, 2006 is amended and restated in its entirety to read as follows:

Plan of Distribution

The Selling Shareholders and any of its pledgees, donees, assignees and other successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Shareholder may use any one or more of the following methods when selling shares:

  ordinary brokerage transactions and transactions in which the broker-dealer solicits the purchaser;
  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
  an exchange distribution in accordance with the rules of the applicable exchange;
  privately-negotiated transactions;
  broker-dealers may agree with the Selling Shareholder to sell a specified number of such shares at a stipulated price per share;
  a combination of any such methods of sale; and
  any other method permitted pursuant to applicable law.

The Selling Shareholder may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. The Selling Shareholder shall have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

The Selling Shareholders or their pledgees, donees, transferees or other successors in interest, may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholder and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that a Selling Shareholder will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. The Selling Shareholder cannot assure that all or any of the shares offered in this prospectus will be issued to, or sold by, the Selling Shareholder. The Selling Shareholder and any brokers, dealers or agents, upon effecting the sale of any of the shares offered in this prospectus, may be deemed to be "underwriters" as that term is defined under the Securities Act or the Exchange Act. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares, including fees and disbursements of counsel to the Selling Shareholder, but excluding brokerage commissions or underwriter discounts.

The Selling Shareholder, alternatively, may sell all or any part of the shares offered in this prospectus through an underwriter. No Selling Shareholder has entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into.

The Selling Shareholder may pledge its shares to their brokers under the margin provisions of customer agreements. If a Selling Shareholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares. The Selling Shareholder and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Exchange Act, as amended, and the rules and regulations under such act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the Selling Shareholder or any other such person. In the event that the Selling Shareholder are deemed affiliated purchasers or distribution participants within the meaning of Regulation M, then the Selling Shareholder will not be permitted to engage in short sales of common stock. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. In regards to short sells, the Selling Shareholder is contractually restricted from engaging in short sells. In addition, if a such short sale is deemed to be a stabilizing activity, then the Selling Shareholder will not be permitted to engage in a short sale of our common stock. All of these limitations may affect the marketability of the shares.

An aggregate of 800,000 shares held by selling shareholders listed in the selling shareholder above are owned by associated persons of Joseph Stevens & Company, Inc. Such persons may be deemed underwriters under the Securities Act and the rules and regulations of the SEC. Joseph Stevens served as placement agent in connection with the Offering and the shares held by these persons were compensation to Joseph Stevens for its services as placement agent. Pursuant to NASD rule 2710 (g), the shares held by these persons are restricted from sale, transfer, assignment, pledge or hypothecation and may not be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the effective date of this registration statement.

Joseph Stevens & Company has indicated to us its willingness to act as selling agent on behalf of the selling shareholders named in this Prospectus under "Selling Security Holders" who purchased our privately placed securities. All shares sold, if any, on behalf of selling shareholders by Joseph Stevens would be in transactions executed by Joseph Stevens on an agency basis and commissions charged to its customers in connection with each transaction shall not exceed a maximum of 3% of the gross proceeds. Joseph Stevens does not have an underwriting agreement with us and/or the selling shareholders and no selling shareholders are required to execute transactions through Joseph Stevens Further, other than their existing brokerage relationship as customers with Joseph Stevens, no selling shareholder has any pre-arranged agreement with Joseph Stevens to sell their securities through Joseph Stevens.

NASD Notice to Members 88-101 states that in the event a selling shareholder intends to sell any of the shares registered for resale in this Prospectus through a member of the NASD participating in a distribution of our securities, such member is responsible for insuring that a timely filing is first made with the Corporate Finance Department of the NASD and disclosing to the NASD the following:

  it intends to take possession of the registered securities or to facilitate the transfer of such certificates;

  the complete details of how the selling shareholders shares are and will be held, including location of the particular accounts;

  whether the member firm or any direct or indirect affiliates thereof have entered into, will facilitate or otherwise participate in any type of payment transaction with the selling shareholders, including details regarding any such transactions; and

  in the event any of the securities offered by the selling shareholders are sold, transferred, assigned or hypothecated by any selling shareholder in a transaction that directly or indirectly involves a member firm of the NASD or any affiliates thereof, that prior to or at the time of said transaction the member firm will timely file all relevant documents with respect to such transaction(s) with the Corporate Finance Department of the NASD for review.

No NASD member firm shall be entitled to receive more than 8% compensation determined under NASD rules (specifically NASD Rule 2710) in connection with the resale of the securities by the selling shareholders.

We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates. In addition, we will make copies of this Prospectus available to the selling shareholders for the purpose of satisfying the Prospectus delivery requirements of the Securities Act. The selling security holders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the Common Stock against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the Selling Shareholder, or their transferees or assignees, against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Selling Shareholder or their respective pledgees, donees, transferees or other successors in interest, may be required to make in respect of such liabilities.

If the Selling Shareholder notifies us that it has a material arrangement with a broker-dealer for the resale of the common stock, then we would be required to amend the registration statement of which this prospectus is a part, and file a prospectus supplement to describe the agreements between the Selling Shareholder and the broker-dealer.